Exhibit 99.6
Satyam Computer Services Limited
IFRS Consolidated Financial Statements
for the year ended March 31, 2008

Independent Auditors’ Report
To the shareholders of Satyam Computer Services Limited
Report on the financial statements
We have audited the consolidated financial statements of Satyam Computer Services Limited and its subsidiaries and joint ventures (collectively referred to as “the group”), which comprise the consolidated balance sheets as at March 31, 2008 and 2007, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the years ended March 31, 2008 and 2007, and a summary of significant accounting policies and other explanatory related notes.
Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the accompanying consolidated financial statements present fairly, in all material aspects the financial position of the group as at March 31, 2008 and 2007, and of its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs) issued by the IASB.
Price Waterhouse
Chartered Accountants
Hyderabad, India
April 21, 2008

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Consolidated balance sheet

		As at March 31,
	Note	2008	2007
ASSETS
Non-current assets
Premises and equipment	6	219.7	147.6
Intangible assets	7	47.5	53.0
Investments in joint ventures	8.2	4.9	4.8
Investments in bank deposits		—	782.7
Deferred income tax assets	10	29.3	20.3
Derivative financial instruments		0.3	—
Trade and other receivables	11	38.2	21.2

		339.9	1,029.6

Current assets
Trade and other receivables	11	598.8	396.1
Unbilled Revenue		81.5	38.6
Derivative financial instruments		—	4.5
Investments in bank deposits		894.8	—
Cash and cash equivalents	12	290.5	152.2

		1,865.6	591.4

Total assets		2,205.5	1,621.0

EQUITY
Capital and reserves attributable to equity holders of the Company
Ordinary shares	13	33.1	33.0
Shares subscribed but unissued		0.5	1.8
Share premium		329.1	310.4
Treasury shares		(1.1)	(1.2)
Share-based payment reserve	14	57.1	40.8
Retained earnings		1,231.8	926.9
Currency translation reserve		149.3	45.3

		1,799.8	1,357.0
Minority interest		—	—
Total equity		1,799.8	1,357.0

LIABILITIES
Non-current liabilities
Borrowings	16	24.8	22.2
Retirement benefit obligations	17	14.6	9.1
Other non-current liabilities		1.1	5.4
Deferred income tax liabilities	10	11.7	14.2

		52.2	50.9

Current liabilities
Preference shares of subsidiary	15	—	13.6
Trade and other payables	18	119.4	65.0
Unearned revenue		33.1	20.1
Current income tax liabilities		30.0	14.3
Other current liabilities		95.5	59.3
Retirement benefit obligations	17	43.6	28.6
Borrowings	16	29.3	12.2
Derivative financial instruments		2.6	—

		353.5	213.1

Total liabilities		405.7	264.0

Total equity & liabilities		2,205.5	1,621.0

The accompanying notes form an integral part of these consolidated financial statements

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Consolidated income statement

		Year ended March 31,
	Note	2008	2007

Revenue		2,138.1	1,461.4
Cost of revenue	19	(1,357.3)	(938.4)

Gross profit		780.8	523.0

Selling, general and administrative expenses	19	(369.3)	(231.7)
Gain/(loss) on foreign exchange fluctuation		(8.9)	(4.6)
Other income	22	11.2	7.9

Operating profit		413.8	294.6

Finance income	21	67.4	37.3
Finance costs	21	(7.0)	(3.6)

Finance income, net		60.4	33.7
Share of profits/(losses) in joint ventures	8.2	0.1	1.1

Profit before income tax		474.3	329.4
Income tax expense	23	(52.5)	(30.9)

Profit for the year		421.8	298.5

Attributable to:
Equity holders of the Company		421.8	298.5
Minority interest		—	—

		421.8	298.5

Earnings per share:
Basic		0.63	0.46
Diluted		0.62	0.45
The accompanying notes form an integral part of these consolidated financial statements

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Consolidated statement of changes in equity

	Attributable to equity holders of the Company
			Shares			Share-
	Number of		subscribed			based		Currency
	ordinary	Par	but	Share	Treasury	payment	Retained	translation		Minority	Total
	shares	value	unissued	premium	shares	reserve	earnings	reserve	Total	Interest	equity

Balance at April 01, 2006	324,449,539	14.6	0.4	231.3	(1.2)	40.1	688.4	—	973.6	—	973.6

Currency translation differences	—	—	—	—	—	—	—	45.3	45.3	—	45.3
Conversion of preference shares of subsidiary into equity of the subsidiary	—	—	—	—	—	—	—	—	—	18.5	18.5
Gain on dilution of interest in subsidiary, net of taxes	—	—	—	—	—	—	14.4	—	14.4	(18.5)	(4.1)

Net income directly recognised in equity	—	—	—	—	—	—	14.4	45.3	59.7	—	59.7
Profit for the year	—	—	—	—	—	—	298.5	—	298.5	—	298.5

Total recognised income and expense for the year ended March 31, 2007	—	—	—	—	—	—	312.9	45.3	358.2	—	358.2

Employees share-based payment scheme
— value of employees services	—	—	—	—	—	15.7	—	—	15.7	—	15.7
— proceeds from shares issued	15,051,732	0.7	(0.4)	79.1	—	(15.0)	—	—	64.4	—	64.4
Stock split effected in the form of dividend	327,694,738	17.7	—	—	—	—	(17.7)	—	—	—	—
Shares subscribed but un issued	—	—	1.8	—	—	—	—	—	1.8	—	1.8
Dividends paid	—	—	—	—	—	—	(56.7)	—	(56.7)	—	(56.7)

	342,746,470	18.4	1.4	79.1	—	0.7	238.5	45.3	383.4	—	383.4

Balance at March 31, 2007	667,196,009	33.0	1.8	310.4	(1.2)	40.8	926.9	45.3	1,357.0	—	1,357.0

Currency translation differences	—	—	—	—	—	—	—	104.0	104.0	—	104.0
Acquisition of minority interest (Note 15)	—	—	—	—	—	—	(46.5)	—	(46.5)	—	(46.5)
Gain on dilution of interest in subsidiary, net of taxes	—	—	—	—	—	—	0.5	—	0.5	—	0.5
Acquisition of shares from employees of subsidiary (Note 14)	—	—	—	—	—	—	(2.6)	—	(2.6)		(2.6)

Net income directly recognised in equity	—	—	—	—	—	—	(48.6)	104.0	55.4	—	55.4
Profit for the year	—	—	—	—	—	—	421.8	—	421.8	—	421.8

Total recognised income and expense for the year ended March 31, 2008	—	—	—	—	—	—	373.2	104.0	477.2	—	477.2

Employees share-based payment scheme
— value of employees services	—	—	—	—	—	23.0	—	—	23.0	—	23.0
— proceeds from shares issued	3,283,284	0.1	(1.8)	18.7	0.1	(6.7)	—	—	10.4	—	10.4
Shares subscribed but unissued	—	—	0.5	—	—	—	—	—	0.5	—	0.5
Dividends paid	—	—	—	—	—	—	(68.3)	—	(68.3)	—	(68.3)

	3,283,284	0.1	(1.3)	18.7	0.1	16.3	304.9	104.0	442.8	—	442.8

Balance at March 31, 2008	670,479,293	33.1	0.5	329.1	(1.1)	57.1	1,231.8	149.3	1,799.8	—	1,799.8

The accompanying notes form an integral part of these consolidated financial statements

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
Consolidated cash flow statement

	Year ended March 31,
	2008	2007

Cash flows from operating activities
Profit before income tax	474.3	329.4
Adjustments for
Share-based payment expense	23.0	15.7
Financial costs	7.0	3.6
Finance income	(67.4)	(37.3)
Depreciation and amortisation	40.3	32.5
(Gain)/loss on sale of premises and equipment	0.6	0.3
Changes in value of preference shares designated at fair value through profit or loss	(1.6)	1.7
Share of (profits)/losses of joint ventures, net of taxes	(0.1)	(1.1)

	476.1	344.8

Movements in working capital
— Trade and other receivable	(184.3)	(141.1)
— Unbilled revenue	(39.9)	3.7
— Trade and other payables	48.8	16.7
— Unearned revenue	11.4	7.6
— Other liabilities	53.8	(1.4)
— Retirement benefit obligations	17.8	18.6

Cash generated from operations	383.7	248.9
Income taxes paid	(49.4)	(31.3)

Net cash provided by operating activities	334.3	217.6

Cash flows from investing activities
Purchase of premises and equipment	(96.7)	(81.5)
Proceeds from sale of premises and equipment	0.9	0.5
Purchase consideration paid on acquisition of interest in subsidiaries, net of cash acquired	(60.5)	(4.1)
Investments in bank deposits	—	(745.6)
Proceeds from maturity of bank deposits	—	408.0
Interest received	15.6	47.2

Net cash used in investing activities	(140.7)	(375.5)

Cash flows from financing activities
Net proceeds from issue of new shares	10.4	64.4
Shares subscribed but unissued	0.5	1.8
Proceeds from borrowings	27.6	15.2
Repayment of borrowings	(15.2)	(8.6)
Redemption of preference shares of subsidiary	(13.8)	—
Interest and finance charges paid	(5.4)	(3.5)
Dividends paid	(68.3)	(56.7)

Net cash provided by/(used in) financing activities	(64.2)	12.6

Effect of foreign exchange fluctuation on cash and cash equivalents	8.9	4.7

Net increase or decrease in cash and cash equivalents	129.4	(145.3)
Cash and cash equivalents at beginning of the year	152.2	292.8

Cash and cash equivalents at end of the year	290.5	152.2

Non-cash items
Assets acquired under capital lease and hire purchase	5.2	2.3
The accompanying notes form an integral part of these consolidated financial statements

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
Notes to the consolidated financial statements
1.	General information

Satyam Computer Services Limited and its consolidated subsidiaries and joint ventures (hereinafter referred to as “Satyam” or “the group”) are engaged in providing Information Technology (“IT”) services and Business Process Outsourcing (“BPO”) services. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services” or “the Company”) is an IT services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business or eBusiness initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The range of services offered by Satyam Computer Services includes consulting, systems design, software development, systems integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the internet. Satyam has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Satyam BPO Limited (“Satyam BPO”), erstwhile Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, finance and accounting, customer care (voice, mail and chat) and transaction processing (industry-specific offerings).

Satyam Computer Services is listed on the Bombay Stock Exchange (“BSE”) and the National Stock Exchange (“NSE”) in India and New York Stock Exchange (“NYSE”) in the US.

These consolidated financial statements have been approved for issue by the Board of Directors on April 21, 2008.

2.	Summary of significant accounting policies

2.1.	Basis of preparation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

These consolidated financial statements being the first IFRS financial statements, are covered by IFRS 1, First-time Adoption of International Financial Reporting Standards. These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at March 31, 2008. The policies set out below have been consistently applied to all the years presented.

Satyam continues to prepare its consolidated financial statements under generally accepted accounting principles in India (“Indian GAAP”) for its local statutory reporting purposes. Indian GAAP differs in some areas from IFRS. In preparing Satyam’s consolidated financial statements for the years ended March 31, 2007 and 2008, certain accounting, valuation and consolidation methods applied in the Indian GAAP financial statements have been amended to comply with IFRS.

Reconciliations and descriptions of the effect of the transition from Indian GAAP to IFRS on Satyam’s equity, its net income and cash flows are provided in Note 28.

These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.1.1.	Basis of transition to IFRS

Satyam’s financial statements for the year ended March 31, 2008 are its first annual financial statements that comply with IFRS. Satyam has applied IFRS 1 in preparing these consolidated financial statements.

Satyam’s transition date is April 01, 2006. Satyam prepared its opening IFRS balance sheet at that date. The reporting date of these consolidated financial statements is March 31, 2008. Satyam’s IFRS adoption date is April 01, 2007.

In preparing these consolidated financial statements in accordance with IFRS 1 Satyam has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

Exemptions from retrospective application

Satyam has elected to apply / not to apply the following optional exemptions from full retrospective application.
a)	Business combinations exemption — business combinations that took place prior to the April 01, 2006 (transition date) have not been restated. The application of this exemption is detailed in Note 8.1.

b)	Fair value as deemed cost exemption — Satyam has not elected to measure any item of premises and equipment at its fair value at the date of transition; premises and equipment have been measured at cost in accordance with IFRS.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
c)	Employee benefits exemption — all actuarial gains/losses are recognised in the income statement. At the date of transition, full net benefit obligation has been accounted on the balance sheet.

d)	Cumulative translation differences exemption — cumulative translation reserve has been set to zero as at April 01, 2006. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

e)	Compound financial instruments exemption — Satyam has not issued any compound financial instruments

f)	Assets and liabilities of subsidiaries, associates and joint ventures exemption — all the entities in the group are transitioning to IFRS on the same date; this exemption is not applicable.

g)	Designation of financial assets and financial liabilities exemption — Satyam has designated convertible redeemable preference share issued by Satyam BPO as a financial liability ‘at fair value through profit or loss’ (“FVTPL”). The convertible redeemable preference shares are hybrid instruments that contain embedded derivatives which qualify for separation.

h)	Share-based payment transaction exemption — Satyam has elected to apply the share-based payment exemption. It applied IFRS 2, Share-based payment, from April 01, 2006 to those options that were issued after November 07, 2002 but that have not vested by April 01, 2006. The application of this exemption is detailed in Note 14.

i)	Insurance contracts exemption — Satyam does not issue insurance contracts; this exemption is not applicable.

j)	Decommissioning liabilities included in the cost of property, plant and equipment exemption — Satyam does not have any decommissioning liabilities included in the cost of premises and equipment; this exemption is not applicable.

k)	Leases exemption — there are no arrangements covered under IFRIC Interpretation 4, Determining whether an arrangement contains a lease as at the date of transition; this exemption is not applicable.

l)	Fair value measurement of financial assets or liabilities at initial recognition — Satyam has not applied the exemption offered by the revision of IAS 39, Financial Instruments: Recognition and Measurement, on the initial recognition of the financial instruments measured at fair value through profit and loss where there is no active market.

m)	IFRIC interpretation 12, Service concession arrangements exemption — IFRIC 12 is not yet effective as at March 31, 2008 and Satyam has not early adopted the interpretation; this exemption is not applicable.
Exceptions from full retrospective application followed by Satyam

Satyam has applied the following mandatory exceptions from retrospective application.
a)	Derecognition of financial assets and liabilities exception — Financial assets and liabilities derecognized before January 01, 2004 are not re-recognised under IFRS. Satyam has not chosen to apply the IAS 39 derecognition criteria to an earlier date. No significant arrangements were identified that had to be assessed under this exception.

b)	Hedge accounting exception — Satyam has not identified any hedging relationships. Hence, this exception is not applicable.

c)	Estimates exception — On an assessment of the estimates made under Indian GAAP, Satyam has concluded that there was no necessity to revise the estimates under IFRS except where estimates were required by IFRS and not required by Indian GAAP. The application of this exception is detailed in Note 8.1.1.

d)	Assets held for sale and discontinued operations exception — This exception requires a company with a date of adoption after December 31, 2005 to restate its comparatives for IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. However, Satyam did not have any assets that met the held-for-sale criteria during the years presented and hence no adjustment is required.
2.1.2.	Standards, amendment and interpretations effective as at March 31, 2008

IFRS 7, Financial instruments: Disclosures, and the complementary amendment to IAS 1, Presentation of financial statements — Capital disclosures, introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the group’s financial instruments, or the disclosures relating to taxation and trade and other payables.

IFRIC 8, Scope of IFRS 2, requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of IFRS 2. This standard does not have any impact on the group’s financial statements.

IFRIC 9, Re-assessment of embedded derivatives, requires subsequent reassessment of embedded derivatives if there is a change in the terms of the host contract that significantly modifies the cash flows that otherwise would be required under the host contract. This interpretation does not have any impact on the group’s financial statements.

IFRIC 10, Interim financial reporting and impairment, prohibits the impairment losses recognized in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation does not have any impact on the group’s financial statements.

IFRIC 11, IFRS 2 — Group and treasury share transactions, provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the group’s financial statements.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
2.1.3.	Standards, amendments and interpretations effective as at March 31, 2008 but not relevant

The following standards, amendments and interpretations to published standards are mandatory from the financial year beginning on April 01, 2007 but are not relevant to Satyam’s operations:
•	IFRS 4, Insurance contracts; and

•	IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in hyper-inflationary economies.
2.1.4.	Standards, amendments and interpretations to existing standards that are not yet effective and have been early adopted by the group

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the group’s financial year beginning on April 01, 2009 or later periods, but Satyam has early adopted them:
•	IFRS 8, Operating segments was early adopted by Satyam as at March 31, 2008. IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision-maker. The application of this standard did not result in any change in the number of reportable segments. Reallocation of goodwill was not required and there has been no further impact on the measurement of Satyam’s assets and liabilities.
2.1.5.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the group

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the group’s financial year beginning on April 01, 2008 or later periods, but Satyam has not early adopted them:
•	IAS 23 (Revised), Borrowing costs. It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The group will apply IAS 23 (revised) from April 01, 2009 but is currently not applicable to the group as there are no qualifying assets.

•	IAS 27 (Revised), Consolidated and Separate Financial Statements. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Purchase of some or all of the non-controlling interests (also known as minority interests) (“NCI”) is treated as treasury transaction and accounted for in equity. A partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognised on the portion that has been disposed of; a further holding gain is recognised on the interest retained, being the difference between the fair value of the interest and book value of the interest.

The revised standard requires an entity to attribute their share of net income and reserves to the NCI even if this results in the NCI having a deficit balance.

The group will apply IAS 27 (Revised) from April 01, 2010. Satyam does not expect the adoption of this standard to have a material effect on the consolidated financials statements.

•	IFRS 3 (Revised), Business Combinations. It has expanded the scope to include combinations by contract alone and combination of mutual entities and slightly amended the definition of business as ‘capable of being conducted’ rather than ‘are conducted and managed’. All the acquisition-related costs are to be recognised as period expenses in accordance with the appropriate IFRS. Costs incurred to issue debt or equity securities will be recognised in accordance with IAS 39.

Consideration would include fair value of all interests previously held by the acquirer. Remeasurement of such interests to fair value would be through income statement. Contingent consideration is required to be recognised at fair value even if not deemed probable of payment at the date of acquisition. All subsequent changes in debt contingent consideration are recognised in income statement and not in goodwill as required in the existing standard.

IFRS 3 (Revised) provides an explicit option, available on a transaction-by-transaction basis, to measure any NCI in the entity acquired at fair value of their proportion of identifiable assets and liabilities or full fair value. The first will result in measurement of goodwill little different from existing IFRS 3; the second approach will record goodwill on the NCI as well as on the acquired controlling interest.

The standard further provides additional guidance on share-based payment grants that form part of the business combination and on assessment for classification of certain contracts and arrangements of the acquired business at the date of the acquisition. Current guidance requires deferred tax assets of the acquired business that are not recognised at the date of the combination but subsequently meet the recognition criteria to be adjusted against goodwill. The revised standard will only allow adjustments against goodwill within the one-year window for finalisation of the purchase accounting.

The group will apply IFRS 3 (Revised) from April 01, 2010. The effect of the standard on future periods will depend on the nature and significance of any acquisitions that are subject to this standard.

•	IFRIC 13, Customer loyalty programmes (effective from April 01, 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
between the components of the arrangement using fair values. Satyam is in the process of analysing the impact of this interpretation on the accounts.

•	IFRIC 14, IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction. IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The group will apply IFRIC 14 from April 01, 2008, but it is not expected to have any impact on the group’s accounts.
2.1.6.	Interpretations to existing standards that is not yet effective and not relevant for the group’s operations

The following interpretations to existing standards have been published and are mandatory for financial year beginning on April 01, 2008 or later periods but are not relevant for Satyam’s operations:
•	IFRIC 12, Service concession arrangements (effective from April 01, 2008). IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12 is not relevant to the group’s operations as none of the group’s companies provide for public sector services.
2.2.	Consolidation

Domestic and foreign subsidiaries, joint ventures and special purpose entities considered for consolidation are as follows:

		Country of	Percentage of holding
		incorporation	as at March 31, 2008

	Direct subsidiaries
1)	Satyam BPO Limited	India	100.00%
2)	Satyam Computer Services (Shanghai) Co. Limited	China	100.00%
3)	Satyam Computer Services (Nanjing) Co. Limited	China	100.00%
4)	Satyam Computer Services (Egypt) S. A. E.	Egypt	100.00%
5)	Satyam Technologies, Inc.	USA	100.00%
6)	Knowledge Dynamics Pte Limited	Singapore	100.00%
7)	Citisoft Plc	UK	100.00%
8)	Nitor Global Solutions Limited	UK	100.00%

	Indirect subsidiaries
9)	Subsidiaries of Knowledge Dynamics Pte Limited
	— Knowledge Dynamics Private Limited	India	99.99%
	— Knowledge Dynamics USA, Inc.	USA	98.00%
	— Info on Demand SDN BHD (ceased to exist from October 1, 2007)	Malaysia	—
10)	Subsidiaries of Citisoft Plc
	— Citisoft Inc.	USA	100.00%

	Jointly controlled entities
11)	CA Satyam ASP Private Limited	India	50.00%
12)	Satyam Venture Engineering Services Private Limited	India	50.00%

	Special purpose entities
13)	Satyam Associates Trust	India
The reporting date for all the above companies is March 31 except as following:
—	Satyam Computer Services (Shanghai) Co. Ltd. — December 31.

—	Satyam Computer Services (Nanjing) Co. Ltd. — December 31.

—	Satyam Technologies Inc. — December 31.

—	Nitor Global Solutions Limited — May 31.
a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies so as to obtain economic benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Satyam has employee benefit trust SC-Trust which purchases and holds ordinary shares of Satyam Computer Services (treasury shares) in connection with employee share-based payment schemes. Satyam controls the activities of the trust and pursuant to the criteria set out in SIC-12, Consolidation — Special Purpose Entities, consolidates the trust.

b) Joint ventures

Joint ventures are all entities, formed under contractual arrangements, over which Satyam has joint control along with the other venturers. Joint control is the contractually agreed sharing of control over the entities, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of Satyam and the other parties sharing control. Investments in joint ventures are accounted for using the equity method of accounting and are initially recognized at cost. Satyam’s investment in joint ventures includes goodwill identified on acquisition, if any, net of any accumulated impairment loss (see Note 8.2).

Satyam’s share of its joint ventures’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When Satyam’s share of losses in a joint venture equals or exceeds its interest in the joint venture, including any other unsecured receivables, Satyam does not recognise further losses, unless it has incurred obligations or made payments on behalf of the joint venture. Unrealised gains on transactions between Satyam and its joint ventures are eliminated to the extent of Satyam’s interest in the joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of joint ventures have been changed where necessary to ensure consistency with the policies adopted by the group.

Dilution gains and losses in joint ventures are recognized in the equity statement.

c) Transactions with minority interests

The group applies a policy of treating transactions with minority interests as transactions with shareholders of the group. On disposal to minority interest, the difference between the proceeds and the share disposed off is accounted for in reserves. Similarly, on purchase of minority interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.

2.3.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Managing Director of Satyam Computer Services has been identified as the chief operating decision-maker that makes strategic decisions, allocates resources to and assesses the performance of the operating segments.

2.4.	Foreign currency translation

a) Functional and presentation currency

Items included in the financial statements in each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Satyam Computer Services, its domestic subsidiaries and joint ventures. US dollar, Pound sterling, Singapore dollar and Renminbi are the functional currencies of Satyam’s foreign subsidiaries located in the US, the UK, Singapore and China respectively. These consolidated financial statements are presented in US Dollars (“US$”), which is the group’s presentation currency. The results and financial position of the group are translated into presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates; and

•	all resulting exchange differences are recognised as a separate component of equity.
b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

c) Group companies

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to shareholders’ equity. When a foreign operation is partially disposed off or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
2.5.	Premises and equipment

Premises and equipment are stated at actual cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of premises and equipment comprises its purchase price and any costs directly attributable to bringing the asset into use.

Depreciation on premises and equipment is recognized on the straight line basis over their estimated useful lives. The cost of and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the income statement.

The estimated useful lives are as follows:

Buildings	28 years
Computers and servers	2-5 years
Office equipment	5 years
Furniture, fixtures and interiors	5 years
Vehicles	5 years
The residual values and useful economic lives of premises and equipment are reviewed annually.

Depreciation on leasehold improvements and assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.

Eligible borrowing cost related to the construction of qualifying assets is capitalized

Assets under construction

Assets under installation or under construction as at the balance sheet date are shown as assets under construction. Advances paid towards acquisition of assets are also included under assets under construction.

2.6.	Intangible assets

All intangible assets, except goodwill, are stated at cost less accumulated amortisation and any accumulated impairment losses. Goodwill is not amortised and is stated at cost less any accumulated impairment losses.

a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Satyam’s share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates and is tested for impairment as part of the overall balance. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

b) Software

Expenditure incurred on research is expensed in the income statement as incurred. Cost of acquired software for internal use is generally charged to the income statement as incurred if the estimated useful lives are relatively short, usually less than one year and amortised over the estimated useful lives on a straight-line basis if the estimated useful lives are beyond one year.

c) Other intangible assets

Other intangible assets identified in business combinations, comprising of customer contracts, internally developed technology and non-compete agreements are amortised over their estimated useful life on a straight-line basis.

2.7.	Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8.	Financial assets

The financial assets held by Satyam are primarily loans and receivables. The classification of financial assets depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The group’s loans and receivables comprise trade and other receivables, investments in bank deposits and cash and cash equivalents in the balance sheet (Note 2.10, 2.12 and 2.13).

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
Satyam assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.10.

2.9.	Derivative financial instruments

The group purchases foreign exchange forward contracts and options to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IAS 39, and are initially recognized at fair value on the date the contract is entered into and subsequently remeasured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized in the income statement.

2.10.	Trade and other receivables

Trade receivables are recognized initially at fair value. They are subsequently measured at amortised cost using the effective interest method, net of provision for impairment, if the effect of discounting is considered material. The carrying amounts, net of provision for impairment, reported in the balance sheet approximate the fair value due to their short realisation period. A provision for impairment of trade receivables is established when there is objective evidence that Satyam will not be able to collect all amounts due according to the original terms of receivables. The provision is established at amounts considered to be appropriate, based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the receivables. The amount of the provision is recognized in the income statement.

2.11.	Unbilled revenue and unearned revenue

Amounts which relate to recoverable costs and accrued profits not yet billed on contracts are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of recoverable cost and accrued profit are classified in current liabilities as “Unearned revenue”.

2.12.	Investments in bank deposits

Investments in bank deposits represent term deposits placed with banks earning fixed rate of interest. Investments in bank deposits with maturities of less than a year are disclosed as current assets and more than one year as non current. At the balance sheet date, these deposits are measured at amortised cost using effective interest method.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash in hand and at bank, and short-term deposits with an original maturity period of three months or less. Bank overdrafts that are an integral part of cash management and where there is a legal right of set-off against positive cash balances are included in cash and cash equivalents. Otherwise bank overdrafts are classified as borrowings.

2.14.	Share capital

Ordinary shares are classified as equity. Preference shares are assessed for classification under equity or liability (Note 2.15). Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group entity purchases the equity share capital of Satyam Computer Services (treasury shares), the consideration paid, including any directly attributable incremental costs (net of taxes) is deducted from equity attributable to the equity holders of Satyam Computer Services until the shares are reissued. Where such shares are subsequently reissued, any consideration received net of any directly attributable incremental transaction costs and the related income tax effects, is included in the equity attributable to equity holders of Satyam Computer Services.

2.15.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. In respect of borrowings with repayment schedule, classification as current and non-current liabilities is based on the repayment schedule.

Borrowings designated at fair value through profit or loss are initially recognised at fair value. A borrowing is classified in this category if it contains embedded derivatives, which significantly modify the cash flows that otherwise would be required by the host instrument. These borrowings are re-measured at each reporting date with the changes in fair value recognised in the income statement.

2.16.	Current and deferred income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences, if any, arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Current and deferred income tax are recognized in the income statement, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

2.17.	Employee benefits

Employee benefits are accrued in the period in which the associated services are rendered by employees of the group. Contributions to defined contribution schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged to income statement on accrual basis.

a) Gratuity

The Gratuity Plan is a defined benefit plan that, at retirement or termination of employment, provides eligible employees with a lump sum payment, which is a function of the last drawn salary and completed years of service. The liability recognised in the balance sheet in respect of gratuity plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, if any, together with adjustments for unrecognised past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government of India securities and that have terms to maturity approximating to the terms of the related gratuity liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income statement in the period in which they arise.

b) Compensated absences

Satyam operates both accumulating and non-accumulating absences plan. Satyam measures the expected cost of accumulating compensated absences as the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognised in the period in which the absences occur.

c) Share-based payment

Satyam operates a number of equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

2.18.	Revenue Recognition

a) IT Services

Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business consist of revenues earned from services performed either on a time-and-material basis or time bound fixed price engagements.

Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements; require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs and scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage-of-completion basis, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

The use of the percentage-of-completion method reflects the pattern in which the obligations to the customer are fulfilled. Satyam has used an input-based approach since the input measures are a reasonable surrogate for output measures. The progress of the projects is measured using the efforts expended approach which is based on units of work performed (hours spent by project staff).

The extent of progress to date on the projects, estimates of future efforts for completion of the projects and the variance of the revised project plans from the original project plan are continuously monitored. The direct relationship between the efforts expended and the productivity in measuring progress towards completion makes the efforts expended method more reliable and also the best approximation of progress towards completion.

b) Business Process Outsourcing

Revenues from BPO services consist of revenues from time-and-material services or time bound fixed- price engagements. Revenues from time-and-material services are recognized as the services are performed. Revenues from

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
BPO services are also on time bound fixed price engagements, under which revenue is recognized using the percentage-of-completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the period in which the change becomes known. Provisions for estimated losses are made during the year in which a loss becomes probable and can be reasonably estimated.

c) Warranty

Satyam provides its clients with one to three month warranty as post-sale support for its fixed price engagements. Satyam has not provided for any warranty costs for the years ended March 31, 2008 and 2007 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

2.19.	Leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

2.20.	Dividend distribution

Dividends to the shareholders of Satyam Computer Services are recognized as a liability and deducted from shareholders’ equity in the year in which the dividends are approved by the shareholders of Satyam Computer Services. Interim dividends that are declared by the Board of directors without the need for shareholders’ approval are recognised as a liability and deducted from shareholders’ equity in the year in which the dividends are declared by the Board of Directors of Satyam Computer Services.

3.	Financial risk management

3.1.	Financial risk factors

Satyam’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. Satyam’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance. Satyam Computer Services uses derivative financial instruments to mitigate certain risk exposures.

Satyam’s exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment. The risk management policies include a credit policy under which each new customer is analysed individually for creditworthiness before the standard payment terms and conditions are offered.

Satyam manages foreign exchange and interest rate risks through treasury operations. Its risk management strategy is to identify risks it’s exposed to, evaluate and measure those risks, decide on managing those risks, regular monitoring and reporting to management. The objective of its risk management policy is to minimize risk arising from adverse currency movements by managing the uncertainty and volatility of foreign exchange fluctuations by mitigating the risk to achieve greater predictability and stability. The risk management policies include implementing strategies for foreign currency exposures, specification of transaction limits; specifying authority and responsibility of the personnel involved in executing, monitoring and controlling such transactions. Satyam considers the impact of cash flow and fair value interest risk on the operations as not material.

a) Market risk

i) Foreign exchange risk

Satyam operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollars. Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities. The exchange rate between Indian rupee and the US dollar has changed substantially in recent years and may fluctuate substantially in the future.

Satyam enters into foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in US dollars.

The following tables give details in respect of the outstanding foreign exchange forward and option contracts:

	As at March 31,
	2008	2007

Aggregate contracted principal amounts of contracts outstanding
Forward contracts	395.7	100.0
Option contracts	737.4	352.6

	1,133.1	452.6

Gains/(losses) on outstanding contracts
Forward contracts	(0.7)	2.1
Option contracts	(1.6)	2.4

	(2.3)	4.5

The outstanding foreign exchange forward and option contracts as at March 31, 2008 mature between one to twenty seven months.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
Gains/(losses) on all foreign exchange forward and option contracts are included under ‘Other income’ in the consolidated income statement are as follows:

	As at March 31,
	2008	2007

Forward contracts	5.4	2.6
Option contracts	3.6	3.6

	9.0	6.2

A 2% increase/decrease in the value of the Indian rupee against US dollar would decrease/increase the gains on outstanding foreign exchange forward and option contracts by US$4.5 and US$2.1 for the years ended March 31, 2008 and 2007 respectively.

A 3% increase/decrease in the value of the Indian rupee against UK pound, Euro and Australian dollar would decrease/increase the gains on outstanding foreign exchange forward and option contracts by US$0.1 and Nil for the years ended March 31, 2008 and 2007 respectively.

The sensitivity analysis is based on a reasonably possible change in the underlying foreign currency against the Indian rupee computed from historical data.

ii) Cash flow and fair value interest rate risk

The group’s interest rate risk arises from long-term borrowings and investment in bank deposits. Borrowings issued at variable rates expose the group to cash flow interest rate risk while borrowings issued and investment in bank deposits at fixed rates expose the group to fair value interest rate risk.

Satyam has not entered into any interest rate swaps in respect of the borrowings or investment in bank deposits. However, Satyam continuously monitors the movement of interest rates to determine whether the new borrowings have to be raised or deposits have to be placed at fixed or floating interest rates.

Borrowings

The profile of Satyam’s borrowings as at March 31, 2008 is as follows:

		Interest	Computation	Amount
Loan type	Lenders	(per annum)	method	Outstanding

Working capital loan	BNP Paribas	6 month LIBOR +0.95%	Floating	10.7
External commercial borrowing	BNP Paribas	6 month LIBOR +0.95%	Floating	10.4
Overdraft facility	BNP Paribas	6 month LIBOR +0.25%	Floating	26.9
Vehicle loans	Various other parties	3%—14%	Fixed	6.1
The table below provides information about group’s financial instruments that are sensitive to changes in interest rates as at the dates shown. Weighted average interest rates were based on average interest rates applicable to the loans.

	As at March 31,
	2008		2007
	Weighted		Weighted
	average	Amount	average	Amount
	interest rate	Outstanding	interest rate	Outstanding

Fixed interest rate long term borrowings	10.0%	6.0	7.9%	3.2
Variable interest rate long term borrowings	8.0%	21.2	7.2%	20.6
Variable interest rate short term borrowings	8.4%	26.9	6.7%	10.6

		54.1		34.4

A 100 bps increase/decrease in the borrowing interest rates would have impacted the interest on floating interest rate borrowings and decreased/increased the net profit by US$0.4 and US$0.3 for the year ended March 31, 2008 and 2007, respectively.

The approximate fair value of fixed interest rate long-term debts, as determined using current interest rates was US$6.1 and US$3.2 as at March 31, 2008 and 2007 respectively as compared to the carrying amounts of US$6.0 and US$3.2 as at March 31, 2008 and 2007 respectively.

A 100 bps increase/decrease in the interest rates would have resulted in a decrease/increase in the fair value by US$8.0 thousand and US$4.0 thousand as at March 31, 2008 and 2007, respectively.

Investment in bank deposits

Investments in bank deposits denominated in Indian rupee represent term deposits placed with banks earning fixed rate of interest. The carrying value of investments in bank deposits amounted to US$894.8 and US$782.7 as at March 31, 2008 and 2007 respectively. The approximate fair value of investment in bank deposits, as determined using current interest rates was US$902.7 and US$759.7 as at March 31, 2008 and 2007 respectively. The weighted average rate of interest earned on investment in bank deposits amounted to 8.0% and 7.0% during the year ended March 31, 2008 and 2007 respectively.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
A 100 bps increase in current interest rates would have reduced the fair value of investment in bank deposits by US$5.6 and US$11.5 as at March 31, 2008 and 2007 respectively whereas a 100 bps decrease in current interest rates would have increased the fair value of investment in bank deposits by US$5.7 and US$11.8 as at March 31, 2008 and 2007 respectively.

The sensitivity analysis is based on a reasonably possible change in the market interest rates computed from historical data.
b)	Credit risk
Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which Satyam grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Year ended March 31,
	2008	2007

Revenue from top two customers
Customer I	4.88%	6.34%
Customer II	4.85%	4.41%
Revenue from top five customers	19.27%	21.04%
Satyam maintains banking relationships with only creditworthy banks which it reviews on an on-going basis. Satyam enters into foreign exchange derivative instruments where the counter party is generally a bank. Consequently, the credit risk on the derivatives and bank deposits is not considered material.
c)	Liquidity risk
Satyam manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The following table sets forth group’s financial liabilities to make future payments as at March 31, 2008.

	Within			After
	1 year	1-3 year	3-5 years	5 years	Total

As at March 31, 2008
Trade and other payables	119.4	—	—	—	119.4
Borrowings	29.7	25.1	0.2	—	55.0
Acquisition consideration	0.7	—	—	—	0.7
Derivative financial liabilities	2.6	—	—	—	2.6

	152.4	25.1	0.2	—	177.7

As at March 31, 2007
Trade and other payables	65.0	—	—	—	65.0
Borrowings	12.3	18.0	4.4	—	34.7
Acquisition consideration	12.9	8.7	—	—	21.6
Derivative financial liabilities	—	—	—	—	—

	90.2	26.7	4.4	—	121.3

Satyam has at its disposal cash and cash equivalents of US$290.5 (March 31, 2007: US$152.2) and investment in bank deposits of US$894.8 (March 31, 2007: US$782.7) in addition to the unused lines of credit from banks as at March 31, 2008.

Details of unused lines of credit available from banks as at the balance sheet date are as follows:

	As at March 31,
	2008	2007

Short term debt	1.6	9.0
Long term debt	—	—
Non-fund facilities	33.4	16.2

Total	35.0	25.2

Based on past performance and current expectations, Satyam believes that the cash and cash equivalents and cash generated from operations will satisfy its working capital needs, capital expenditure, investment requirements, stock repurchases, commitments and other liquidity requirements associated with its existing operations through at least the next 12 months. In addition, there are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of the requirements for capital resources.

3.2.	Capital risk management

Satyam’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
Total capital of Satyam is ‘equity’ as shown in the consolidated balance sheet plus net debt. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents. Net debt as at the reporting date is ‘zero’.

In order to maintain or adjust the capital structure, Satyam may adjust the amount of dividends paid to shareholders, issue new shares to reduce debt.

3.3.	Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price. The fair value of financial instruments that are not traded in an active market (for example, over-the counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The carrying value less impairment provision, of trade receivables and payables, are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

4.	Critical accounting estimates and judgements

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Satyam makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
a)	Income taxes
Satyam is subject to income taxes in a number of jurisdictions. Significant judgment is required in determining provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Satyam recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
b)	Estimated impairment of goodwill
Satyam tests annually goodwill for any impairment, in accordance with the accounting policy Note 2.7 above. The recoverable amount of cash generating units is determined based on value-in-use calculations. These calculations require the use of estimates.

If the budgeted gross margin used in the value-in-use calculation had been 1% lower than Satyam’s estimates at March 31, 2008, there would not be any impairment of goodwill. Similarly, if the estimated pre-tax discount rate applied to the discounted cash flows had been 1% higher than Satyam’s estimates, there would not be any impairment of goodwill.
c)	Revenue recognition
Satyam uses the percentage-of-completion method in accounting for its fixed-price contracts. The use of the percentage of completion method reflects the pattern in which the obligations to the customer are fulfilled. Satyam has used an input-based approach since the input measures are a reasonable surrogate for output measures. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

5.	Segmental reporting

The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. The executive management evaluates Satyam’s operating segments based on the following two business groups:
—	IT services; and

—	Business Process Outsourcing

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
Business Segments

The segment results for the year ended March 31, 2008 are as follows:

	IT Services	BPO	Elimination	Group

Revenue — external customers	2,093.2	44.9	—	2,138.1
Revenue — Inter-segment	1.3	15.8	(17.1)	—

Total Revenue	2,094.5	60.7	(17.1)	2,138.1

Operating profit/ (loss)	415.7	(1.9)	—	413.8
Finance income	67.4	—	—	67.4
Finance cost	(3.3)	(3.7)	—	(7.0)
Share of profit in joint ventures	0.1	—	—	0.1

Profit/(loss) before income tax	479.9	(5.6)	—	474.3
Income tax expense	52.5	—	—	52.5

Profit/(loss) for the year	427.4	(5.6)	—	421.8

Depreciation and amortization	35.0	5.3	—	40.3
Non-cash expenses other than depreciation	31.9	—	—	31.9
Capital expenditure	101.1	5.3	—	106.4
Investment in joint ventures	4.9	—	—	4.9

Segment assets	2,175.7	39.6	(9.9)	2,205.5

Segment liabilities	351.4	64.1	(9.9)	405.7

The segment results for the year ended March 31, 2007 are as follows:

	IT Services	BPO	Elimination	Group

Revenue — external customers	1,432.5	28.9	—	1,461.4
Revenue — Inter-segment	0.6	9.2	(9.8)	—

Total Revenue	1,433.1	38.1	(9.8)	1,461.4

Operating profit/ (loss)	297.0	(2.4)	—	294.6
Finance income	37.0	0.3	—	37.3
Finance cost	(1.8)	(1.8)	—	(3.6)
Share of profit in joint ventures	1.1	—	—	1.1

Profit/(loss) before income tax	333.30	(3.90)	—	329.40
Income tax expense	30.9	—	—	30.9

Profit/(loss) for the year	302.4	(3.9)	—	298.5

Depreciation and amortization	29.3	3.2	—	32.5
Non-cash expenses other than depreciation	20.3	—	—	20.3
Capital expenditure	75.8	8.0	—	83.8
Investment in joint ventures	4.80	—	—	4.80

Segment assets	1,598.6	37.4	(15.0)	1,621.0

Segment liabilities	212.6	66.4	(15.0)	264.0

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Capital expenditure comprises additions to premises and equipment (Note 6) and intangible assets (Note 7).

Reportable segments’ assets are reconciled to total assets as follows:

	IT Services	BPO	Elimination	Group

As at March 31, 2008
Segment assets	2,175.7	39.6	(9.9)	2,205.5

Total assets as per the balance sheet	2,175.7	39.6	(9.9)	2,205.5

As at March 31, 2007
Segment assets	1,598.6	37.4	(15.0)	1,621.0

Total assets as per the balance sheet	1,598.6	37.4	(15.0)	1,621.0

Geographical information

Satyam’s business segments operate in five main geographical areas, even though they are managed on a worldwide basis. The home country of Satyam Computer Services, which is also the main operating company, is India. Satyam’s revenue is generated mainly within America, Europe, Asia Pacific and India.

The revenues are attributable to countries based on location of customers. Non-current assets are based on the location of the assets.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)

	Revenue from external
	customers		Non-current assets
	Year ended March 31,		As at March 31,
	2008	2007	2008	2007

America	1,285.0	924.0	4.2	4.0
Europe	439.8	276.5	2.3	2.3
Asia Pacific	288.9	160.7	5.3	2.1
India	68.5	75.2	253.8	191.4
Rest of the world	55.9	25.0	1.6	0.8

	2,138.1	1,461.4	267.2	200.6

The non-current assets in the above table represent premises and equipment and intangible assets of each segment.

6.	Premises and equipment

		Computers	Furniture,
	Land and	and	fittings		Assets under
	buildings	servers	and equipment	Vehicles	construction	Total

Cost
As at April 01, 2006	31.6	169.8	46.9	7.0	18.0	273.3
Additions	1.6	19.1	7.7	2.7	49.1	80.2
Disposals	—	(0.4)	—	(1.2)	—	(1.6)
Exchange difference	1.1	7.6	1.9	0.5	2.9	14.0

As at March 31, 2007	34.3	196.1	56.5	9.0	70.0	365.9
Additions	3.8	35.1	12.2	6.0	39.9	97.0
Disposals	—	(0.5)	(0.1)	(1.8)		(2.4)
Exchange difference	2.7	14.9	4.5	0.6	5.1	27.8

As at March 31, 2008	40.8	245.6	73.1	13.8	115.0	488.3

Accumulated depreciation
As at April 01, 2006	3.0	144.5	33.3	2.7	—	183.5
Charge for the year	0.8	20.3	5.8	1.5	—	28.4
Disposals	—	(0.3)	—	(0.5)	—	(0.8)
Exchange difference	0.1	5.5	1.4	0.2	—	7.2

As at March 31, 2007	3.9	170.0	40.5	3.9	—	218.3
Charge for the year	1.1	24.5	7.3	2.3	—	35.2
Disposals	—	(0.5)	—	(1.2)	—	(1.7)
Exchange difference	0.2	13.0	3.3	0.3	—	16.8

As at March 31, 2008	5.2	207.0	51.1	5.3	—	268.6

Net book amount as at
March 31, 2007	30.4	26.1	16.0	5.1	70.0	147.6
March 31, 2008	35.6	38.6	22.0	8.5	115.0	219.7
Depreciation expense of US$31.4 (March 31, 2007: US$25.1) charged in cost of revenue and US$3.8 (March 31, 2007: US$3.3) charged in selling general and administrative expenses.

External commercial borrowing and working capital loan of Satyam BPO are secured against movable and immovable assets for the value of US$11.3 (March 31, 2007: US$10.7) (Note 16).

7.	Intangible Assets

	Goodwill	Software	Others	Total

Cost
As at April 01, 2006	38.4	17.2	—	55.6
Additions	0.1	3.6	—	3.7
Exchange difference	1.1	0.7	—	1.8

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)

	Goodwill	Software	Others	Total

As at March 31, 2007	39.6	21.5	—	61.1
Additions	3.2	5.3	0.9	9.4
Adjustments	(13.4)	—	—	(13.4)
Exchange difference	2.6	1.6	—	4.2

As at March 31, 2008	32.0	28.4	0.9	61.3

Accumulated amortisation and impairment
As at April 01, 2006	—	3.7	—	3.7
Charge for the year	—	4.1	—	4.1
Exchange difference	—	0.3	—	0.3

As at March 31, 2007	—	8.1	—	8.1
Charge for the year	—	5.0	0.1	5.1
Exchange difference	—	0.6	—	0.6

As at March 31, 2008	—	13.7	0.1	13.8

Net book amount as at
March 31, 2007	39.6	13.4	—	53.0
March 31, 2008	32.0	14.7	0.8	47.5
Impairment tests for goodwill

Goodwill is allocated to Satyam’s cash-generating units (‘CGUs’) identified to the entities acquired by Satyam in the IT services segment. A summary of the goodwill allocation is presented below.

	As at March 31,
	2008	2007

Citisoft Plc. (“Citisoft”)	22.0	30.8
Knowledge Dynamics Pte Limited (“KDPL”)	3.0	5.2
Satyam Technologies, Inc. (“STI”)	3.9	3.6
Nitor Global Solutions Limited (“Nitor”)	3.1	—

	32.0	39.6

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. Cash flows beyond five years are extrapolated using the estimated long-term conservative growth rates stated below. The key assumptions used for value-in-use calculations are as follows:

	Citisoft	KDPL	STI	Nitor

Operating margin	16%	5%	24%	20%
Long-term growth rate	5%	5%	5%	2%
Pre-tax discount rate	21%	18%	19%	30%
Management determined budgeted operating margin based on past performance and its expectations of market development. The long term growth rates do not exceed the long-term average growth rate for the IT business in which the CGU operates. The discount rates used are pre-tax and reflect specific risks.
8.	Investments

8.1.	Acquisitions

8.1.1.	Citisoft Plc.

On May 12, 2005, Satyam acquired a 75% interest in Citisoft Plc (“Citisoft”), a business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986. The acquisition, as accounted under Indian GAAP has not been restated pursuant to the application of business combinations exemption under IFRS 1. The consideration for the 75% equity interest in Citisoft aggregated to US$17.4 comprising of an initial consideration of US$14.3 (including direct acquisition costs of US$0.9) and deferred consideration (non-contingent) of US$3.1. Deferred consideration for the acquisition of the 75% equity interest was accounted for as part of the purchase consideration and classified as a current liability in the opening IFRS balance sheet as at April 01, 2006. This has been paid subsequently in June 2006.

The group was also required to pay a maximum earn out consideration aggregating to US$3.9 in May 2007 based on achievement of targeted revenues and profits for the year ended April 30, 2007. Satyam expected a pay-out as at April 01, 2006 of US$3.9 and accordingly accounted for the expected pay-out as a liability with a corresponding adjustment to goodwill as at the opening IFRS balance sheet date of April 01, 2006.

Satyam also had a call option and the minority shareholders had a put option to acquire / sell the balance 25% equity shares in two tranches — 12.5% on April 30, 2007 and 12.5% on April 30, 2008. The consideration payable for the first tranche of 12.5% equity shares on April 30, 2007 would amount to US$2.8 and a maximum earn-out consideration

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
amounting to US$2.4 based on achievement of targeted revenues and profits. The consideration payable for the second tranche of 12.5% equity shares on April 30, 2008 would amount to US$2.9 and a maximum earn-out consideration amounting to US$3.7 based on achievement of targeted revenues and profits. However, with a written put on the balance 25% equity shares, Satyam Computer Services had effectively acquired 100% of Citisoft at the date of acquisition. Hence, in relation to the opening IFRS balance sheet as at April 01, 2006:
•	minority interest of US$1.0 recognized in Indian GAAP, in respect of shares subject to put has been derecognized on the date of business combination treating the shares as if they had been acquired by Satyam Computer Services as a part of the business combination.

•	consequently, goodwill is adjusted to the extent of the difference of US $10.8 between the minority interest and the fair value of put liability. Fair value of the put liability of US$11.8 represented the amount Satyam expected to pay on the date of business combination.
Subsequently, the deferred consideration has been paid on June 30, 2007. Since the revenue and profit targets have not been achieved, the earn-out consideration to be paid on April 30, 2007 is no longer payable; accordingly the goodwill amount has been adjusted.

On June 29, 2007, Satyam entered into an amendment agreement with the selling shareholders. In accordance with the amendment agreement, Satyam was required to pay a settlement consideration of US$3.5 in lieu of the outstanding deferred consideration, and the difference between the settlement consideration and the outstanding deferred consideration has been recognised in the income statement. The outstanding earn-out consideration payable has been de-recognised and goodwill has been adjusted accordingly.

Satyam was also required to fund an Employee Benefit Trust (“EBT”) formed by Citisoft for the purpose of providing additional incentive to employees to contribute to the success of Citisoft. Satyam was required to fund a maximum of US$3.4 and US$1.7 on April 30, 2007 and 2008 respectively, based on achievement of targeted revenues and profits. Under IFRS, contribution to EBT, since required for the purpose of providing additional incentive to employees to contribute to the success of Citisoft, has been considered as compensation for post-acquisition services and hence is in the nature of employee benefit expense. Pursuant to the application of mandatory estimates exception under IFRS 1, the group recognized a liability of US$1.4 on April 01, 2006 towards expected contribution to EBT with a corresponding adjustment to retained earnings. Further, Satyam Computer Services has recognized US$1.7 in the consolidated statement of income as part of cost of revenues in respect of the EBT contribution for the year ended March 31, 2007. Pursuant to the amendment agreement, the excess liability in respect of contribution to EBT has been de-recognised.

8.1.2.	Knowledge Dynamics Pte Limited

On October 01 2005, the group acquired the entire share capital of Knowledge Dynamics Pte Limited, Singapore, (“Knowledge Dynamics”), a data warehousing and business intelligence solutions provider. The acquisition, as accounted under Indian GAAP has not been restated pursuant to the application of business combinations exemption under IFRS 1. The consideration for this acquisition aggregated to US$3.3 comprising of initial consideration of US$1.8 (including direct acquisition costs of $11 thousand) and deferred consideration of US$1.5. The entire deferred consideration of US$1.5 has been paid in two tranches of US$0.8 and US$0.7 in March 2007 and June 2007 respectively.

Additionally the group was also required to pay a maximum earn-out consideration aggregating to US$1.1 and US$1.1 on April 30, 2007 and 2008 respectively based on the achievement of targeted revenues and profits from the date of acquisition up to April 30, 2007 and 2008 respectively. The group expected a pay-out as at April 01, 2006 of US$2.2 and accordingly accounted for the expected pay-out as a liability with a corresponding adjustment to goodwill as at the opening IFRS balance sheet date of April 01, 2006. However the revenue and profit targets have not been achieved, therefore the earn-out consideration has been de-recognised and adjusted against goodwill.

On July 19, 2007, the group entered into an amendment agreement with the selling shareholders. As per the amendment agreement, the group is required to pay US$0.7 to the selling shareholders in July 2007 and deferred payment of US$0.2 and a maximum earn out consideration of US$0.5 payable in May 2008 in lieu of the earn-out consideration payable in 2008. Satyam has paid US$0.7 in July 2007 and the difference between the settlement consideration and the outstanding deferred and earn-out consideration has been recognised in the income statement.

8.1.3.	Nitor Global Solutions Limited

On January 04, 2008, Satyam the entire share capital of Nitor Global Solutions Limited, United Kingdom (“Nitor”), an IT professional consultancy services company engaged in assisting clients in managing infrastructure programs, liaison and communications, architecture, designing, planning and deploying Microsoft technologies. The total consideration for this acquisition aggregated to approximately US$4.4 including a performance-based payment of up to US$1.9 payable over two years conditional upon achievement of specified revenue and profit targets. The acquired business contributed revenues of US$0.8 and net profit of US$17 thousand to Satyam for the period from January 04, 2008 to March 31, 2008. Pro-forma disclosures regarding this acquisition have not been provided because it is not material to the operations of Satyam.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
Details of net assets acquired and goodwill are as follows:

Amount
Purchase consideration
— Cash paid	2.9
— Contingent consideration	1.5

Total purchase consideration	4.4
Fair value of net assets acquired	1.4

Goodwill	3.0

The goodwill is attributable to the further development of a specialised technology and the business development initiatives that allow Nitor to acquire new customers and generate revenue.

The assets and liabilities as at January 04, 2008 arising from the acquisition are as follows:

		Acquiree’s
		carrying
	Fair value	amount

Cash and cash equivalents	0.6	0.6
Customer contracts and relationships	0.6	—
Non-compete agreements	0.1	—
Internally developed technology	0.2	—
Trade and other receivables	0.8	0.8
Trade and other payables	(0.6)	(0.6)
Deferred tax liabilities	(0.3)	—

Net assets acquired	1.4	0.8

Amount
Purchase consideration settled in cash	2.9
Cash and cash equivalents in subsidiary acquired	0.6

Cash outflow on acquisition	2.3

8.1.4.	Bridge Strategy Group

On January 21, 2008, Satyam Computer Services announced its intention of acquiring 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of US$35.0 comprising of initial consideration, deferred consideration (non-contingent) and a contingent consideration. The transaction has not been consummated as at March 31, 2008. The initial consideration of US$19.0 has been paid on April 04, 2008.

8.2.	Investments in joint ventures

8.2.1.	Satyam Venture Engineering Services Private Limited

On October 28, 1999, Satyam entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. (Also refer Note 26(e))

8.2.2.	CA Satyam ASP Private Limited

On December 29, 2000, Satyam entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited (“CA Satyam”). Satyam holds 50% in CA Satyam. The joint venture was formed in January 2001, in Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1.5 each in the joint venture.

Satyam has made an accounting policy decision of accounting for investment in joint ventures using equity method in the accounts prepared under IFRS.

The carrying value of Satyam’s investments in joint ventures as at March 31, 2008 and 2007 are as shown below:

	As at March 31,
	2008	2007

Beginning of year	4.8	3.7
Share of post tax profits	0.1	1.1

End of year	4.9	4.8

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
Satyam’s share of the results of its joint ventures, all of which are unlisted, and its aggregated assets and liabilities, are as follows:

				Profit
Name	Assets	Liabilities	Revenues	after tax	% interest held

March 31, 2008
Satyam Venture	7.2	(3.7)	8.8	—	50%
CA Satyam	1.7	(0.3)	1.2	0.1	50%

	8.9	(4.0)	10.0	0.1

March 31, 2007
Satyam Venture	5.2	(1.5)	7.7	0.7	50%
CA Satyam	1.3	(0.2)	0.9	0.4	50%

	6.5	(1.7)	8.6	1.1

9.	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

		Assets at fair
		value through the
	Loans and	profit	Available
March 31, 2008	receivables	and loss	for sale	Total

Assets as per balance sheet
Investments in non-marketable equity securities	—	—	3.9	3.9
— Accumulated impairment	—	—	(3.9)	(3.9)
Derivative financial instruments	—	0.3	—	0.3
Trade and other receivables	625.8	—	—	625.8
Investments in bank deposits	894.8	—	—	894.8
Cash and cash equivalents	290.5	—	—	290.5

	1,811.1	0.3	—	1,811.4

	Liabilities at fair
	value through the	Other financial
March 31, 2008	profit and loss	liabilities	Total

Liabilities as per balance sheet
Borrowings	—	54.1	54.1
Derivative financial instruments	—	—	—

	—	54.1	54.1

		Assets at fair
		value through the
	Loans and	profit	Available
March 31, 2007	receivables	and loss	for sale	Total

Assets as per balance sheet
Investments in non-marketable equity securities	—	—	3.7	3.7
— Accumulated impairment	—	—	(3.7)	(3.7)
Derivative financial instruments	—	4.5	—	4.5
Trade and other receivables	377.4	—	—	377.4
Investments in bank deposits	782.7	—	—	782.7
Cash and cash equivalents	152.2	—	—	152.2

	1,312.3	4.5	—	1,316.8

	Liabilities at
	fair value
	through the	Other financial
March 31, 2007	profit and loss	liabilities	Total

Liabilities as per balance sheet
Preference shares	13.6	—	13.6
Borrowings	—	34.4	34.4
Derivative financial instruments	—	—	—

	13.6	34.4	48.0

The carrying amounts reported in the balance sheet for cash and cash equivalents, trade and other receivables, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
Interest accrued on investment in bank deposits aggregated to US$68.1 and US$15.1 as at March 31, 2008 and 2007 respectively.

10.	Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same taxation authority. The offset amounts are as follows:

	As at March 31,
	2008	2007

Deferred tax asset
— recoverable within 12 months	23.1	16.8
— recoverable after more than 12 months	6.2	3.5

	29.3	20.3

Deferred tax liability
— recoverable within 12 months	(3.7)	(3.1)
— recoverable after more than 12 months	(8.0)	(11.1)

	(11.7)	(14.2)

Deferred tax assets (net)	17.6	6.1
The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, is as follows:

			Share of	Provision for
			profit	trade
		Retirement	from joint	and other
	Depreciation	benefits	ventures	receivables	Others	Total

At April 01, 2006	(5.9)	5.9	(0.3)	3.7	0.1	3.5
(Charge) / credit to the income statement	0.4	6.2	(0.2)	0.1	—	6.5
(Charge) / credit directly to equity	—	—	—	—	(4.3)	(4.3)
Exchange differences	(0.3)	0.5	—	0.2	—	0.4

At March 31, 2007	(5.8)	12.6	(0.5)	4.0	(4.2)	6.1
(Charge) / credit to the income statement	5.2	6.7	(0.1)	0.9	(0.1)	12.6
(Charge) / credit directly to equity	—	—	—	—	(0.4)	(0.4)
Exchange differences	(0.5)	0.3	—	(0.1)	(0.4)	(0.7)

At March 31, 2008	(1.1)	19.6	(0.6)	4.8	(5.1)	17.6

During the year ended March 31, 2007 deferred tax liability of US$4.3 on gain on dilution of interest in Satyam BPO has been recognised and the same has been charged directly to equity.

Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of exemption from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above.

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The group did not recognise deferred income tax assets of US$30.0 and US$26.6 on operating losses for tax purposes amounting to US$81.9 and US$71.9 as at March 31, 2008 and 2007 respectively on account of uncertainty in the timing of reversal of such deferred tax assets. These carry forward losses expire at various dates primarily over a period of 8 years in India and 20 years in other tax jurisdictions.

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$42.1 million and US$39.8 million as at March 31, 2008 and 2007 respectively.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
11.	Trade and other receivables

	As at March 31,
	2008	2007

Current
Trade receivables	539.6	387.3
Other receivables	86.0	29.2
Prepaid expenses	11.2	7.9

	636.8	424.4
Provision for impairment of trade and other receivables	(38.0)	(28.3)

	598.8	396.1

Non-current
Other receivables	38.2	21.2
Loans and advances	—	—

	38.2	21.2

	637.0	417.3

Financial assets in trade and other receivables	625.8	377.4
All non-current receivables are due within ninety nine years from the balance sheet date.

Trade receivables that are due for less than six months are generally not considered impaired. In respect of trade receivables that are neither past due nor impaired, as at the reporting date, there are no indications that the customers will not meet their payment obligations.

As at March 31, 2008, trade receivables of US$246.8 (March 31, 2007: US$107.5) were past due but not impaired. There are no indications that these customers will not meet their payment obligations. The ageing analysis of trade receivables which are not impaired is as follows:

	As at March 31,
	2008	2007

Up to 6 months	228.8	96.6
more than 6 months	18.0	10.9

	246.8	107.5

As at March 31, 2008, trade receivables of US$31.0 (March 31, 2007: US$22.9) were impaired and provided for. The amount of the provision was US$31.0 as at March 31, 2008 (March 31, 2007: US$22.9). Trade receivables are tested individually for impairment. The ageing of these receivables is as follows:

	As at March 31,
	2008	2007

6 to 12 months	2.0	0.6
more than 12 months	29.0	22.3

	31.0	22.9

The carrying amounts of the group’s trade receivables are denominated in the following currencies:

	As at March 31,
	2008	2007

US dollar	315.0	240.6
Other currencies	193.6	123.8

	508.6	364.4

The creation and release of provision for impaired receivables have been included in ‘selling, general and administrative expenses’ in the income statement.

Movements on the group provision for impairment of trade receivables are as follows:

	As at March 31,
	2008	2007

As at the beginning of the year	22.9	19.2
Provision for impairment	8.5	3.6
Provision no longer required on account of amounts recovered	(2.3)	(0.6)
Change due to foreign currency fluctuation	1.9	0.7

As at the closing of the year	31.0	22.9

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
Movements on the group provision for impairment of other receivables are as follows:

	Year ended March 31,
	2008	2007

As at the beginning of the year	5.4	3.8
Provision for impairment	1.2	1.3
Change due to foreign currency fluctuation	0.4	0.3

As at the closing of the year	7.0	5.4

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security.

Export packing credit and bank overdraft of Satyam BPO are secured against trade receivables for the value of US$27.8 (March 31, 2007: US$13.3) (Note 16).

12.	Cash and cash equivalents

Cash and cash equivalents consist of:

	As at March 31,
	2008	2007

Cash in hand and at bank	290.5	138.2
Short—term deposits with banks	—	14.0

	290.5	152.2

13.	Share capital

	As at March 31,
	2008	2007

Authorised capital
800,000,000 ordinary shares of Rs.2 (US$0.05*) per share	38.6	38.1

* The par value in US$ has been derived based on the closing rate as at March 31, 2008 (1 US$ = Rs.40.02).

As at March 31, 2008 130,490,460 ordinary shares (March 31, 2007: 130,209,472 ordinary shares) of Rs. 2 (US$0.05) each fully paid-up represent 65,245,230 American depository shares (March 31, 2007: 65,104,736 American depository shares).

Stock Split (in the form of stock dividend)

On August 21, 2006, the shareholders of Satyam approved a two-for-one stock split (in the form of stock dividend) which was effective on October 10, 2006. Consequently, Satyam capitalized an amount of US$17.7 from its retained earnings to common stock. All references in the financial statements to number of shares, per share amounts, stock option data, and market prices of Satyam’s equity shares have been stated to reflect the stock split unless otherwise noted.
14.	Share-based payments

Associate Stock Option Plan

In May 1998, Satyam established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 26,000,000 shares, as adjusted, to eligible associates. Satyam issued warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999, the SC-Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. The warrants vest immediately or vest over a period ranging from one to three years. Upon vesting, associates have 30 days in which to exercise these warrants. As at March 31, 2008, warrants (net of lapsed and forfeited) to purchase 23,829,720 equity shares have been granted to associates pursuant to ASOP since inception.

The SC-Trust, which purchases and holds ordinary shares of Satyam Computer Services (treasury shares) in connection with employee share-based payment schemes, is consolidated in Satyam’s financial statements. Any consideration paid or received by SC-Trust is accounted as detailed in Note 2.14.

Associate Stock Option Plan B

In April 2000, Satyam established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 83,454,280 shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. As at March 31, 2008, options (net of lapsed and forfeited) to purchase 53,114,071 equity shares have been granted to associates under this plan since inception.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
Associate Stock Option Plan— ADS
In May 2000, Satyam established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam and reserved 5,149,330 ADSs (10,298,660 shares) to be issued to eligible associates with the intention to issue the options at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevailing on the grant date. These options vest over a period of 1—10 years from the grant date. As at March 31, 2008, options (net of lapsed and forfeited) for 3,178,352 ADSs representing 6,356,696 equity shares have been granted to associates under the ASOP ADS since inception.
Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)
During the year ended March 31, 2007, the group has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP— RSUs)” to be administered by the Administrator of the ASOP— RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. ASOP RSUs vest over a period of 1—4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these options. As at March 31, 2008, options (net of lapsed and forfeited) for 3,270,651 shares have been granted under the ASOP—RSUs since inception.
Associate Stock Option Plan — RSUs (ADS) (ASOP — RSUs (ADS))
During the year ended March 31, 2007, Satyam Computer Services has established a scheme “Associate Stock Option Plan—RSUs (ADS)” to be administered by the Administrator of the ASOP— RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan— RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1—4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these options. As at March 31, 2008, options (net of lapsed) for 257,437 ADS representing 514,870 shares have been granted under the ASOP—RSUs (ADS) since inception.
Stock based compensation plan of a subsidiary of Satyam
In April 2004, Satyam BPO established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options were granted at fair value as on the date of the grant and hence no compensation cost has been recognized. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant.
Changes in number of equity shares representing stock options outstanding for each of the plans were as follows:
Associate Stock Option Plan

	Year ended March 31,
	2008			2007
		Weighted		Weighted
		average		average
	Equity	exercise price	Equity	exercise price
	shares	(US$ per share)	shares	(US$ per share)

As at the beginning of the year	146,200	1.69	106,600	1.42
Granted	—	—	130,000	1.67
Exercised	(94,200)	1.69	(90,400)	1.39
Forfeited	—	—	—	—
Lapsed	—	—	—	—

As at the end of the year	52,000	2.04	146,200	1.69

Exercisable at the end of the year	—	—	—	—
Associate Stock Option Plan B

	Year ended March 31,
	2008			2007
		Weighted		Weighted
		average		average
	Equity	exercise price	Equity	exercise price
	shares	(US$ per share)	shares	(US$ per share)

As at the beginning of the year	19,976,210	3.89	45,605,388	3.74
Granted	—	—	—	—
Exercised	(2,866,407)	4.04	(17,448,659)	3.80
Forfeited	(1,424,297)	4.49	(8,180,519)	3.88
Lapsed	(44,379)	5.79	—	—

As at the end of the year	15,641,127	4.18	19,976,210	3.89

Exercisable at the end of the year	10,429,602	4.32	6,001,418	4.06

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
Associate Stock Option Plan— ADS

	Year ended March 31,
	2008			2007
		Weighted		Weighted
		average		average
	Equity	exercise price	Equity	exercise price
	shares	(US$ per share)	shares	(US$ per share)

As at the beginning of the year	2,922,128	4.89	3,982,684	4.12
Granted	—	—	40,000	10.02
Exercised	(280,988)	3.57	(848,272)	2.89
Forfeited	(73,424)	8.12	(252,284)	4.42
Lapsed	(1,480)	2.94	—	—

As at the end of the year	2,566,236	5.36	2,922,128	4.89

Exercisable at the end of the year	2,180,892	4.84	1,985,282	8.33
Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)

	Year ended March 31,
	2008			2007
		Weighted		Weighted
		average		average
	Equity	exercise price	Equity	exercise price
	shares	(US$ per share)	shares	(US$ per share)

As at the beginning of the year	3,293,140	0.05	—	—
Granted	159,000	0.05	3,293,140	0.05
Exercised	(120,449)	0.05	—	—
Forfeited	(181,489)	0.05	—	—
Lapsed	—	—	—	—

As at the end of the year	3,150,202	0.05	3,293,140	0.05

Exercisable at the end of the year	662,107	0.05	—	—
Associate Stock Option Plan—RSUs (ADS) (ASOP—RSUs (ADS))

	Year ended March 31,
	2008			2007
		Weighted		Weighted
		average		average
	Equity	exercise price	Equity	exercise price
	shares	(US$ per share)	shares	(US$ per share)

As at the beginning of the year	473,240	0.05	—	—
Granted	87,000	0.05	473,240	0.05
Exercised	(15,440)	0.05	—	—
Forfeited	(45,370)	0.05	—	—
Lapsed	—	—	—	—

As at the end of the year	499,430	0.05	473,240	0.05

Exercisable at the end of the year	92,292	0.05	—	—
The options under the above plans were exercised on a regular basis throughout the year. The weighted average price of one equity share of Satyam Computer Services on NSE on exercise dates was Rs.413.43 (equivalent US$10.3) and Rs.432.66 (equivalent US$9.6) during the year ended March 31, 2008 and 2007 respectively. The weighted average ADS (representing two equity shares) price of Satyam Computer Services on NYSE on exercise dates was US$24.73 and US$21.1 during the year ended March 31, 2008 and 2007 respectively.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)

Stock based compensation plan of Satyam BPO

	Year ended March 31,
	2008		2007
		Weighted		Weighted
		average		average
	Equity	exercise price	Equity	exercise price
	shares	(US$ per share)	shares	(US$ per share)

As at the beginning of the year	998,702	1.86	1,215,506	1.80
Granted	—	—	324,000	1.77
Exercised	(358,952)	2.02	—	—
Forfeited	—	—	(540,804)	1.77
Lapsed	—	—	—	—

As at the end of the year	639,750	2.00	998,702	1.86

Exercisable at the end of the year	—	—	—	—
An Employee Stock Option Exercises and Share Transfer Agreement was entered into between Satyam Computer Services, Satyam BPO and certain employees of Satyam BPO holding vested options of Satyam BPO. Issue of shares by Satyam BPO consequent to the exercise of options by the employees, has resulted in a dilution of ownership interest of Satyam Computer Services in Satyam BPO. The shares issued to the employees are at amounts per share higher than Satyam Computer Services’ average cost per share. The resulting gain on dilution of US$0.5, net of taxes during the year ended March 31, 2008 has been recorded in retained earnings. Satyam Computer Services has acquired these shares at a fair value of US$7.2 per share aggregating to US$2.6. The consideration paid was adjusted against retained earnings.
Information in relation to Satyam Computer Services about number of equity shares representing stock options outstanding as at March 31, 2008:

		Outstanding				Exercisable
Range of		Weighted average		Average	Equity shares	Weighted average		Equity shares
Exercise Price		exercise price		remaining	arising out of	exercise price		arising out of
(per equity share)		(per share)		contractual life	options	(per share)		options

Rs.2.00—	$0.05	Rs.	2.24			Rs.	2.24
Rs.4.00	$0.10		$0.06	6.39 years	3,403,632		$0.06	754,399

Rs.70.57—	$1.79	Rs.	161.16			Rs.	238.86
Rs.172.68	$4.38		$4.03	3.95 years	11,448,337		$5.97	7,724,584

Rs.172.69—	$4.38	Rs.	222.00			Rs.	327.23
Rs.430.68	$10.93		$5.55	3.81 Years	5,486,628		$8.18	3,722,312

Rs.430.69—	$10.93	Rs.	512.21			Rs.	695.33
Rs. 716.06	$18.17		$12.87	3.95 Years	1,570,398		$17.37	1,163,598

The numbers in US$ in the above tables have been translated using the closing exchange rate as at March 31, 2008 1US$= Rs 40.02
There are no grants with the exercise price in the range of Rs.4.01— Rs.77.32 (US$0.10 — US$1.92).
Stock-based compensation
Pursuant to the election of exemption under IFRS 1 relating to share-based payment transactions, Satyam has applied IFRS 2 to options granted after November 07, 2002 but remaining unvested as at April 01, 2006. All vested options and options granted on or before November 07, 2002 but remaining unvested as at April 01, 2006, have not been accounted as per IFRS 2 but have been included for disclosure purposes in the above tables. Share-based payment reserve of US$0.1 as at April 01, 2006 under Indian GAAP has been reversed to retained earnings. Plan-wise details of options outstanding as at April 01, 2006 are as follows:

	ASOP	ASOP B	ASOP (ADS)	Total

Vested options	—	5,124,404	932,882	6,057,286
Unvested options
— granted on or before November 07, 2002	—	233,450	40,312	273,762
— granted after November 07, 2002	53,300	17,444,840	1,018,148	18,516,288

	53,300	22,802,694	1,991,342	24,847,336

Employee compensation expense accounted under IFRS does not include the 6,057,286 vested options and 273,762 unvested options.
Satyam issues new shares to satisfy share option exercise. Cash received from option exercises aggregated to US$10.3 and US$64.4 for the year ended March 31, 2008 and 2007 respectively.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)

The weighted average fair value of options granted during the year determined using the Black-Scholes valuation model was US$11.7 per option (March 31, 2007: US$10.7 per option). The following table gives the weighted-average assumptions used to determine fair value:

	Year ended March 31,
	2008	2007

Weighted average share price on grant date	$14.6	$11.5
Dividend yield	0.78%	0.78%
Expected volatility	56.64%	59.00%
Risk-free interest rate	8.00%	8.00%
Grant date expected term (in years)	2.51	2.46
Expected term: The expected term represents the period that stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behaviour.
Risk-free interest rate: The risk-free interest rate is based on the applicable rates of government securities in effect at the time of grant.
Expected volatility: The fair values of stock-based payments were valued using a volatility factor based on the historical stock prices of Satyam Computer Services.
Expected dividend: The Black-Scholes option-pricing model calls for a single expected dividend yield as an input.
Estimated pre-vesting forfeitures: When estimating forfeitures, Satyam Computer Services considers voluntary termination behaviour. Estimated forfeiture rates are trued-up to actual forfeiture results as the stock-based awards vest.
15.	Preference shares issued by Satyam BPO

Satyam BPO issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs.10 (US$0.23) per share in October 2003 and June 2004 respectively to Olympus BPO Holdings Limited and Intel Capital Corporation (“the investors”) at an issue price of Rs.10 (US$0.23) per share, in exchange for an aggregate consideration of US$20.

As per the agreement, these preference shares were mandatorily convertible into equity shares of Satyam BPO no later than June 2006, if Satyam BPO achieved certain targets for revenues and profits earned up to March 31, 2006. If these targeted revenues and profits were not achieved by Satyam BPO along with other triggering events, the investors had an option to either redeem these preference shares or convert them. Although certain triggering events for early redemption as per the agreement occurred during the period January 2004 to December 2004, the investors waived the right of early redemption. Further Satyam BPO did not achieve the targeted revenues and profit up to March 2006. If not converted, early converted or early redeemed, these convertible preference shares were redeemable on maturity in June 2007 at a redemption premium, which could range between 7.5% and 13.5% per annum. Satyam had guaranteed the payment of all sums payable by Satyam BPO to the investors on redemption of the said preference shares.

The Investors were entitled to receive cumulative dividends at the rate of 0.05% per cent per annum, on the face value of Rs.10 (US$0.23) from the date of issuance of such preference shares. The preference shares were classified under Indian GAAP as equity in accordance with the local regulation. The carrying amount of these preference shares as at the date of transition was US$20. However, under IFRS, these preference shares have been classified as financial liability. The early redemption feature and the conversion feature represent embedded derivatives that qualify for separation from the host instrument under IAS 39. Satyam elected to use the optional exemption provided by IFRS 1 and designated the preference shares at fair value through profit or loss as at the date of transition to IFRSs. The fair value as at the said date was US$33.9. The difference of US$13.9 between the carrying value and the fair value, was adjusted to retained earnings. Further, the amount Satyam would be contractually required to pay if it were to be fully redeemed at maturity would have been US$25.2.

On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam, the investors and Satyam BPO. Out of the total preference shares, fifty percent of the preference shares would be redeemed for US$13.6 at the target date on May 21, 2007 and the remaining fifty percent would get converted into equity shares of Satyam BPO based on the terms of the existing subscription agreement. Accordingly, Satyam BPO received a notice of conversion of fifty percent of preference shares into equity shares, from the investors, on December 01, 2006. The preference shares were fair valued at US$37.1 as at December 01, 2006 with the difference of US$3.2 between the fair value and the carrying value recognised, in profit or loss. There has been no change in the fair value of the preference shares that is attributable to changes in the credit risk, determined as the amount of change in its fair value that is not attributable to changes in market conditions that give rise to market risk. Satyam accounted for a gain of US$4.9 on December 01, 2006, being the difference between fifty percent of the fair value of the preference shares and the agreed redemption price in the income statement.

In January 2007, 45,505,000 preference shares were converted into 6,422,267 equity shares of Satyam BPO. The amount recognised as minority interest is equal to fifty percent of the fair value of the preference shares as at December 01, 2006. Consequently, there was a dilution of stake of Satyam in Satyam BPO and a dilution gain, net of taxes, of US$14.4 was recognised in equity by way of a transfer between minority interest and retained earnings.

Further as per the SPRA Agreement, Satyam Computer Services agreed to purchase and the investors agreed to sell the said equity shares at an aggregate purchase price based on a formula. If the share purchase closing occurs on or before the share purchase target date (May 21, 2007) then the purchase price would range from a minimum of US$35.0 to maximum of US$45.0 and if an acceleration event occurs, the purchase price would equal US$45.0. If the share purchase closing occurs after the share purchase target date then the purchase price shall not be less than US$35.0 and if an

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
acceleration event occurs, the purchase price shall not be less than US$45.0. This was subject to fulfilment of terms and conditions specified in the agreement. As at March 31, 2007 an acceleration event occurred. The forward contract was not accounted as at March 31, 2007, since per regulatory requirements the transaction can take place only at fair value and regulatory approvals that were substantial to the proposed acquisition were not obtained on the said date.

During the year ended March 31, 2008, Satyam Computer Services obtained the necessary approvals and a forward liability was recorded at US$46.5 with a corresponding adjustment to retained earnings. The additional consideration was on account of delay in transaction closing beyond the target date. The consideration paid to the investors was adjusted against the forward liability.

16.	Borrowings

	As at March 31,
	2008	2007

Current portion
Vehicle loans	2.4	1.6
Bank overdraft	22.4	0.7
Export packing credit	4.3	9.8
Interest accrued but not due	0.2	0.1

	29.3	12.2

Non-current portion
Vehicle loans	3.7	1.6
Working capital loan	10.7	10.0
External commercial borrowings	10.4	10.6

	24.8	22.2

Total borrowings	54.1	34.4

Export packing credit and bank overdraft of Satyam BPO are secured by a charge on trade receivables. Working capital loan and external commercial borrowings of Satyam BPO are secured by a charge on movable and immovable assets of Satyam BPO. Satyam Computer Services has given a corporate guarantee to the bank on the above borrowings.
Aggregate maturities of the borrowings are as follows:

	As at March 31,
	2008	2007

On demand or within one year	29.3	12.2

In one to three years	24.6	17.8
In three to five years	0.2	4.4

	54.1	34.4

The carrying amounts of the group’s borrowings are denominated in the following currencies:

	As at March 31,
	2008	2007

US dollar	10.4	10.6
Indian rupees	43.7	23.8

	54.1	34.4

17.	Retirement benefit obligation

	Year ended March 31,
	2008	2007

Gratuity	17.8	11.0
Compensated absences	40.4	26.7

	58.2	37.7

The amounts recognised towards gratuity in the balance sheet are determined as follows:

	Year ended March 31,
	2008	2007

Present value of unfunded obligation	17.80	11.0
Amounts in the Balance sheet
— Liabilities	17.80	11.0
— Assets	—	—

	17.80	11.0

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)

The movement in the defined benefit obligation of gratuity over the period is as follows:

	Year ended March 31,
	2008	2007

Opening defined benefit obligation	11.0	7.9
Current service cost	3.3	2.0
Interest cost	0.9	0.5
Actuarial losses/ (gains)	3.0	1.4
Benefits paid	(1.3)	(1.2)
Effect of exchange rate changes	0.9	0.4

Closing defined benefit obligation	17.8	11.0

The amounts recognised in the income statement in respect of gratuity are as follows:

	Year ended March 31,
	2008	2007

Current service cost	3.3	2.0
Interest cost	0.9	0.5
Actuarial loss	3.0	1.4

	7.2	3.9

Of the total charge related to gratuity, US$5.8 (March 31, 2007: US$3.1) and US$1.4 (March 31, 2007: US$0.8) were included in ‘cost of revenue’ and ‘selling, general and administrative expenses’ respectively.
The principal actuarial assumptions used were as follows:

	Year ended March 31,
	2008	2007

Discount rate	7.5%	8.0%
Long term rate of compensation increase	7.0%	7.0%
Mortality rates at various age-groups
18 years	0.000919	0.000919
23 years	0.001090	0.001090
28 years	0.001166	0.001166
33 years	0.001246	0.001246
38 years	0.001721	0.001721
43 years	0.002602	0.002602
48 years	0.004243	0.004243
53 years	0.007116	0.007116
58 years	0.011025	0.011025
18.	Trade and other payables

	As at March 31,
	2008	2007

Trade payables	27.5	13.0
Accruals	83.0	45.2
Other payables	8.9	6.8

	119.4	65.0

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
19.	Expenses by nature

	Year ended March 31,
	2008	2007

Employee benefit expense (Note 20)	1,317.2	872.0
Travel costs	153.6	118.1
Depreciation and amortisation	40.3	32.5
Legal and professional charges	50.8	33.2
Rent	37.3	23.7
Communication	28.8	22.7
Marketing expenses	15.5	11.6
Auditors’ remuneration	1.0	0.9
Other expenses	82.1	55.4

Total	1,726.6	1,170.1

Of which
Cost of revenue	1,357.3	938.4
Selling, general and administrative expenses	369.3	231.7

Total	1,726.6	1170.1

20.	Employee benefit expense

	Year ended March 31
	2008	2007

Salaries and bonus	1,185.5	780.9
Defined contribution plans	90.9	55.3
Retirement benefit plans	7.2	3.9
Staff welfare expenses	6.6	13.4
Share-based compensation expense	23.0	15.7
Fringe benefit tax	4.0	2.8

	1,317.2	872.0

21.	Finance income and costs

	Year ended March 31,
	2008	2007

Finance income
— Interest on bank deposits	67.4	37.3

Finance cost
— Interest on borrowings	3.8	2.0
— Other finance charges	3.2	1.6

	7.0	3.6

Net finance income	60.4	33.7

22.	Other Income

	Year ended March 31,
	2008	2007

Gains/(losses) on foreign exchange forward and option contracts	9.0	6.2
Changes in value of financial instrument designated at fair value through profit or loss	—	1.7
Miscellaneous income	2.2	—

	11.2	7.9

23.	Income tax expense

	Year ended March 31,
	2008	2007

Current tax	64.2	37.4
Deferred tax (Note 10)	(11.7)	(6.5)

	52.5	30.9

The tax on Satyam’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended March 31,
	2008	2007

Net income before taxes	474.3	329.4
Enacted tax rates in India	33.99%	33.66%

Computed tax expense	161.2	110.9
Tax effect due to non-taxable export income	(120.3)	(98.3)
Difference arising from different tax rates in other tax jurisdictions	6.4	12.1
Share-based compensation (non-deductible)	1.7	3.8
Losses of subsidiaries	1.2	1.8
Effect of tax rate change	0.1	—
Others	2.2	0.6

Income taxes recognized in the statement of income	52.5	30.9

The current provision for income taxes, net of payments, was US$30.0 and US$14.3 as at March 31, 2008 and 2007 respectively. The foreign taxes are due to income taxes payable in overseas tax jurisdictions by offsite and onsite centres, principally in the United States. Satyam benefits from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”). The benefit of this tax incentive has historically resulted in an effective tax rate for Satyam which is below statutory tax rates. In the case of the various registered STP units of Satyam Computer Services, these exemptions expire starting from fiscal 2006 through fiscal 2009. The subsidiaries in the Satyam group are subject to income taxes of the countries in which they operate.

24.	Earnings per share

Basic earnings per share is computed on the basis of the weighted average number of shares outstanding. Allocated but unvested or unexercised shares held by SC-Trust not included in the calculation of weighted-average shares outstanding for basic earnings per share were 52,000 and 146,200 as at March 31, 2008 and 2007 respectively. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method. In addition to the above, the unallocated shares held by SC-Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares aggregated to 2,149,680 and 2,149,680 as at March 31, 2008 and 2007 respectively.

The components of basic and diluted earnings per share were as follows:

	Year ended March 31,
	2008	2007

Earnings attributable to ordinary shareholders	421.8	298.5
Equity Shares (in million)
Average outstanding shares	666.4	652.5
Dilutive effect of Associate Stock Options	13.0	13.5
Share and share equivalents	679.4	666.0
Earnings per share
Basic	0.63	0.46
Diluted	0.62	0.45
25.	Dividend distribution

The directors are proposing a final dividend in respect of the year ended March 31, 2008 of US$0.06 (Rs.2.50) per share, which would reduce shareholders’ funds by US$49.4. The proposed dividend is subject to approval of the shareholders at the Annual General Meeting and has not been recognised as a liability in these financial statements.

Cash dividend aggregating to US$68.3 and US$56.7 was paid to equity shareholders during the year ended March 31, 2008 and 2007 respectively.

Dividends payable to equity shareholders are based on the net income available for distribution as reported in the stand-alone financial statements of Satyam prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with IFRS may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP, the retained earnings available for distribution to equity shareholders was US$1,505.8 and US$1,062.6 as at March 31, 2008 and 2007 respectively.

Under the Companies Act, 1956 of India dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.

26.	Commitments and contingencies

a) Operating lease commitments — Satyam as lessee

Satyam has certain operating leases for land, office premises and guesthouses. Rental expense aggregated to US$37.3 and US$23.7 for the years ended March 31, 2008 and 2007 respectively.

Future minimum annual lease commitments for non-cancellable lease arrangements, including those leases for which renewal options may be exercised, are as below.

	As at March 31,
	2008	2007

Not later than 1 year	17.5	4.6
Later than 1 year and not later than 5 years	68.3	4.0
Later than 5 years	13.3	0.3

	99.1	8.9

b) Capital commitments
Contractual commitments for capital expenditure pending execution were US$101.0 and US$38.2 as at March 31, 2008 and 2007 respectively. Contractual commitments for capital expenditures are relating to acquisition of premises and equipment.
c) Funding and Warrant commitments — Satyam BPO
Satyam Computer Services has guaranteed payment of all sums payable by Satyam BPO to the Investors on redemption of the 0.05% cumulative convertible redeemable preference shares. Satyam Computer Services, Satyam BPO and the Investors had also entered into a warrant agreement whereby Satyam BPO agreed to issue to the Investors, one warrant in consideration of and based upon every US$0.1 referral revenues received by Satyam BPO or its subsidiaries. As at March 31, 2007, there were no referral revenues and hence no warrants have been issued.
d) Bank guarantees
Bank guarantees outstanding are US$24.9 and US$23.1 as at March 31, 2008 and 2007 respectively. Bank guarantees are generally provided to government agencies, excise and customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.
e) Claims against venturers — Venture Global Engineering LLC, USA
Satyam Computer Services entered into a joint venture agreement with Venture Global Engineering LLC (“VGE”) to form Satyam Venture Engineering Services Pvt. Ltd (“SVES”) in India. As a result of VGE’s breach of the agreement between the parties, Satyam Computer Services filed a request for arbitration, naming VGE as respondent, with the London Court of International Arbitration (“LCIA”), seeking, among other things, to purchase VGE’s 50% interest in SVES at the agreed upon book value price of the shares. The LCIA Arbitrator issued an Award on April 3, 2006 in favour of Satyam Computer Services which it successfully enforced in the United States District Court in Michigan. During the enforcement proceedings in the US, VGE filed a petition challenging the Award before the District Court, Secunderabad and made an appeal to the High Court of Andhra Pradesh, both of which were rejected. Subsequently, in a special leave petition filed by VGE, the Supreme Court of India set aside the orders of the District Court and the High Court and granted an interim stay of the share transfer portion of the Award. The matter has been remanded back to the District Court, Secunderabad for trial on merits. Satyam believes that this will not have an adverse effect on results of operations, financial condition and cash flows.
27.	Related party transactions
a) Transactions involving services

	Year ended March 31,
	2008	2007

Infrastructure and other services provided by Satyam to
Satyam Venture	0.3	0.5
CA Satyam	0.1	—

	0.4	0.5

Infrastructure and other services received by Satyam from
Satyam Venture	6.7	8.6
CA Satyam	2.7	0.2

	9.4	8.8

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
b)	Key management compensation

	Year ended March 31,
	2008	2007

Salaries and other short-term employee benefits	5.5	4.7
Termination benefits	—	0.1
Post-employment benefits	—	—
Other long-term benefits	—	0.1
Share-based payments	2.7	1.7

	8.2	6.6

c)	Year-end balances arising from transactions involving services

	As at March 31,
	2008	2007

Satyam Venture	(1.8)	(2.6)
CA Satyam	—	—

	(1.8)	(2.6)

d)	Loans and advances to key management personnel

	Year ended March 31,
	2008	2007

At the beginning of the year	0.1	0.1
Advances during the year	0.1	0.3
Repayments during the year	(0.2)	(0.3)

At the end of the year	—	0.1

Advances to the key management personnel are interest free advances. No provision has been required for such loans.
28.	Transition to IFRS
Reconciliations between IFRS and Indian GAAP

28.1.	Reconciliation of equity as at the opening of April 01, 2006

	Note	Amount
Total equity under Indian GAAP		971.5
— Restatement of the provision for employee benefits on a projected unit credit method basis	a	(3.9)
— Designation of preference shares issued by Satyam BPO as financial liability at FVTPL at transition date	b	(33.9)
— Adjustments on consolidation of SC-Trust	c	(0.5)
— Recognition of estimated contribution to EBT of Citisoft	d	(1.4)
— Reversal of proposed ordinary dividends payable	e	42.0
— Reversal of minority interest	f	(0.9)
— Deferred tax adjustments	g	0.6
— Cumulative impact of other non-material items		0.1

Total equity under IFRS		973.6

Total equity under Indian GAAP includes equity share capital, preference share capital and reserves and surplus.
a)	The liability in respect of the obligation under the defined benefit plans operated by Satyam has been measured using the projected unit credit method. Satyam has opted to recognize all actuarial gains and losses in the income statement as and when they arise.

b)	Preference shares issued by Satyam BPO — Refer Note 15

c)	Consolidation of SC-Trust

Amount
Treasury shares	(1.2)
Retained earnings	0.7

Total impact — decrease in equity	(0.5)

Special purpose entities not required to be considered for consolidation under Indian GAAP have been consolidated under IFRS. Shares of Satyam Computer Services held by SC-Trust are hence recognised as Treasury shares.

d)	Recognition of estimated contribution to EBT of Citisoft — Refer Note 8.1.1

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
e)	Dividends proposed after the balance sheet date but before the financial statements are finalised were treated as an adjusting post-balance sheet event under Indian GAAP and accrued in the financial statements. Such dividends are treated as a non-adjusting balance sheet event under IFRS and are not accrued.

f)	Reversal of minority interest — Refer Note 8.1.1

g)	Deferred tax has been recalculated in accordance with IAS 12 (Revised), Income taxes.
28.2.	Reconciliation of equity as at March 31, 2007

	Note	Amount
Total equity under Indian GAAP		1,289.6
— Designation of preference shares issued by Satyam BPO as financial liability at FVTPL at transition date and subsequent re-measurement.	a	(13.6)
— Adjustments on consolidation of SC-Trust	b	(0.6)
— Recognition of estimated contribution to EBT of Citisoft	c	(3.1)
— Reversal of proposed ordinary dividends payable	d	45.1
— Cumulative translation difference	e	45.3
— Deferred tax adjustments	f	(3.6)
— Cumulative impact of other non-material items		(2.1)

Total equity under IFRS		1,357.0

Total equity under Indian GAAP includes equity share capital, preference share capital and reserves and surplus.
a)	Preference shares issued by Satyam BPO — Refer Note 15

b)	Consolidation of SC-Trust

Amount
Treasury shares	(1.2)
Retained earnings	0.6

Total impact — decrease in equity	(0.6)

Special purpose entities not required to be considered for consolidation under Indian GAAP have been consolidated under IFRS. Shares of Satyam Computer Services held by SC-Trust are hence recognised as Treasury shares.

c)	Recognition of estimated contribution to EBT of Citisoft — Refer Note 8.1.1

d)	Dividends proposed after the balance sheet date but before the financial statements are finalised were treated as an adjusting post-balance sheet event under Indian GAAP and accrued in the financial statements. Such dividends are treated as a non-adjusting balance sheet event under IFRS and are not accrued.

e)	Cumulative translation difference is arising on translation of amounts from functional currency to presentation currency.

f)	Deferred tax has been recalculated in accordance with IAS 12 (Revised), Income taxes.
28.3.	Reconciliation of equity as at March 31, 2008

	Note	Amount
Total equity under Indian GAAP		1,660.2
— Acquisition of minority interest of subsidiary	a	(46.5)
— Acquisition of shares from employees of a subsidiary	b	(2.6)
— Adjustments on consolidation of SC-Trust	c	(0.6)
— Recognition of estimated contribution to EBT of Citisoft	d	(2.0)
— Reversal of proposed ordinary dividends payable	e	49.4
— Cumulative translation difference	f	149.4
— Deferred tax adjustments	g	(3.0)
— Cumulative impact of other non-material items		(4.5)

Total equity under IFRS		1,799.8

Total equity under Indian GAAP includes equity share capital, preference share capital and reserves and surplus.
a)	Preference shares issued by Satyam BPO — Refer Note 15

b)	Acquisition of shares from employees of Satyam BPO — Refer Note 14

c)	Consolidation of SC-Trust

Amount
Treasury shares	(1.2)
Retained earnings	0.6

Total impact — decrease in equity	(0.6)

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
Special purpose entities not required to be considered for consolidation under Indian GAAP have been consolidated under IFRS. Shares of Satyam Computer Services held by SC-Trust are hence recognised as Treasury shares.

d)	Recognition of estimated contribution to EBT of Citisoft — Refer Note 8.1.1

e)	Dividends proposed after the balance sheet date but before the financial statements are finalised were treated as an adjusting post-balance sheet event under Indian GAAP and accrued in the financial statements. Such dividends are treated as a non-adjusting balance sheet event under IFRS and are not accrued.

f)	Cumulative translation difference is arising on translation of amounts from functional currency to presentation currency.

g)	Deferred tax has been recalculated in accordance with IAS 12 (Revised), Income taxes.
28.4.	Reconciliation of net income for the year ended March 31, 2007

		Note	Amount
Net income under Indian GAAP			311.9
—	Adjustment for fair value of options issued under employee share-based payment schemes in accordance with IFRS 2	a	(12.0)
—	Changes in the fair value of preference shares of a subsidiary accounted as financial liability at FVTPL	b	2.1
—	Recognition of estimated contribution to EBT of Citisoft	c	(1.7)
—	Deferred tax adjustments	d	(0.1)
—	Cumulative impact of other non-material items		(1.7)

Net income under IFRS			298.5

a)	Pursuant to the election of exemption available under IFRS 1, Satyam has applied IFRS 2 from April 01, 2006 in respect of stock options granted after November 07, 2002 and remaining unvested as at April 01, 2006. Consequently, employee compensation expense for the year ended March 31, 2007 has been recomputed based on fair value ascertained in accordance with IFRS 2. Refer Note 14.

b)	Changes in the fair value of preference shares issued by Satyam BPO, gain on account of agreed redemption price and related foreign exchange fluctuation, not recognised under Indian GAAP, are recognised under IFRS — Refer Note 15

c)	Recognition of estimated contribution to EBT of Citisoft — Refer Note 8.1.1

d)	Deferred tax has been recalculated in accordance with IAS 12 (revised), Income taxes.
28.5.	Reconciliation of net income for the year ended March 31, 2008

			Amount
Net income under Indian GAAP			421.3
—	Adjustment for fair value of options issued under employee share-based payment schemes in accordance with IFRS 2	a	(2.6)
—	Differential redemption price on preference shares of Satyam BPO	b	0.5
—	Exit consideration of Citisoft and KDPL	c	0.6
—	Amortization of intangibles	d	(0.1)
—	Deferred tax adjustments	e	0.7
—	Cumulative impact of other non-material items		1.4

Net income under IFRS			421.8

a)	Pursuant to the election of exemption available under IFRS 1, Satyam has applied IFRS 2 from April 01, 2006 in respect of stock options granted after November 07, 2002 and remaining unvested as at April 01, 2006. Consequently, employee compensation expense for the year ended March 31, 2008 has been recomputed based on fair value ascertained in accordance with IFRS 2. Refer Note 14.

b)	Differential redemption price and the related foreign exchange fluctuation, directly recognised in equity under Indian GAAP, is recognised in the income statement under IFRS — Refer Note 15

c)	Exit consideration paid to Citisoft and KDPL, accounted as goodwill under Indian GAAP, is recognised in the income statement under IFRS — Refer Note 8.1.1 and 8.1.2

d)	Intangible assets on acquisition of Nitor, not required to be accounted under Indian GAAP are recognised in IFRS — Refer Note 8.1.3

e)	Deferred tax has been recalculated in accordance with IAS 12 (revised), Income taxes.
28.6.	Reconciliation of cash flows for the year ended March 31, 2008 and 2007

There are no material differences between the cash flow statement presented under IFRSs and the cash flow statement presented under Indian GAAP.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share date and as otherwise stated)
29.	Events after the balance sheet date

Acquisitions
a)	S&V Management consulting:
On April 21, 2008, Satyam Computer Services announced its intention of acquiring S&V Management Consultants (“S&V”), a Belgium based SCM Strategy consulting firm, for a total consideration of US$35.5 comprising of an up-front, deferred guaranteed and deferred retention payments.
b)	Computer Associate’s 50% stake in CA-Satyam JV:
On April 21, 2008, Satyam Computer Services announced its intention of acquiring remaining 50% equity held by CA Inc in its joint venture CA Satyam ASP Pvt. Ltd. (“CA Satyam”) for a total consideration US$ 1.5 million payable in two tranches.
c)	Caterpillar’s business division:
On April 21, 2008, Satyam Computer Services announced its intention to acquire the Market research and Customer Analytics (MR&CA) business unit from Caterpillar Inc., USA (CAT), including the related Intellectual Property which consists of software, processes and know-how. The proposed acquisition is for a consideration of US$60.0 comprising of initial and deferred consideration.